Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28313-0001/ CW1189242.1

May 3, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Daniel L. Gordon

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. (the “Company“) Form 10-KSB for year ended April 30, 2006 Filed July 31, 2006 File No. 0-50346

Form 10-KSB

Financial Statements

Report of Independent Registered Public Accounting Firm

Note 7 – Common Stock, page F-8

On April 26, 2007 the Company conducted a conference call to discuss the SEC’s comment regarding variable accounting for re-priced employee stock-options that occurred on October 10, 2005. During the call, on the basis of immateriality to the 2006 consolidated financial statements and lack of impact to future financial statements, the Company asked the SEC to consider enabling it to amend the comparative 2006 column to the April 30, 2007 fiscal year-end financial statements, if it is required to restate. Full disclosure of the restatement will be made in the footnotes to the 2007 consolidated financial statements as well as the Management Discussion and Analysis and the 2006 column in the consolidated financial statements will be explicitly captioned as “restated”. You have asked the Company to provide an assessment of the materiality of the error in order to confirm your acceptance of the Company’s position.

For the fiscal year ending April 30, 2006, the impact on earnings as a result of accounting for the re-priced stock options under variable accounting is to increase net loss by $182,272, representing slightly less than five tenths of a cent ($0.005) on a per share basis.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

The Company also notes that the stock compensation charge is a non-cash expense, such that the impact on the consolidated financial statements has no impact on the consolidated statements of cash flows and balance sheet is impacted only between Additional paid-in Capital and Accumulated Deficit within Stockholders’ Equity.

The Company also notes that the variable accounting treatment in accordance with FIN 44 as applied to employees / directors options is no longer valid after April 30, 2006 when the Company adopted FASB 123R to account for unvested stock options at that date and new grants of stock options. FAS 123R was adopted using the modified prospective method. Accordingly, all unvested stock options and grants subsequent to April 30, 2006 are accounted for using the fair value method prescribed in FAS 123R and therefore, the consolidated statements of operations for interim and annual periods in fiscal 2007 are unaffected by the 2006 variable accounting error.

We look forward to any further comments you may have regarding the Form 10-KSB or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/jlm

cc:	David Karp
Chief Financial Officer
Counterpath Solutions, Inc.

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